Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Multi-Strategy Fund (File Nos. 333-225537; 811-22500)

Dear Ms. Dubey:

On behalf of A&Q Multi-Strategy Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the (i) disclosure staff (the "Disclosure Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to Max Vogel of this office by telephone on July 5, 2018, and (ii) accounting staff (the "Accounting Staff") of the Commission, provided by Ms. Megan Miller to Gary L. Granik of this office by telephone on June 26, 2018. The comments of the Disclosure Staff related to the Registration Statement of the Fund on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 15 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended), filed with the Commission on June 8, 2018 (the "Registration Statement"). The comments of the Accounting Staff related to the Registration Statement and to the audited financial statements of the Fund for the fiscal year ended March 31, 2018, included in the Fund's Annual Report on Form N-CSR for the fiscal year ended March 31, 2018, as filed with the Commission on June 6, 2018 (the "Annual Report").

We propose to file a pre-effective amendment to the Registration Statement (the "Amendment") on or about July 30, 2018 in order to respond to comments of the Disclosure Staff and Accounting Staff, formally incorporate the Fund's audited financial statements for the fiscal year ended March 31, 2018 and complete other omitted data, and seek effectiveness as of August 1, 2018.

Set forth below is a summary of the comments of the Disclosure Staff and Accounting Staff, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement or Annual Report, as applicable.

Registration Statement

Comment 1. The second paragraph of Prospectus Summary—Distribution Policy currently states:

Distributions by the Fund that are or are considered to be in excess of the Fund's current and accumulated earnings and profits for the relevant period generally will reduce the adjusted tax basis of a shareholder's Shares (but not below zero). Any such distributions that reduce the adjusted tax basis of Shares generally represent a return of capital and, as a return of capital, will not be subject to tax at the time of the distribution.

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Securities and Exchange Commission

July 25, 2018

The Disclosure Staff notes that, in prior amendments to the Fund's Registration Statement, the following disclosure, which no longer appears in the Registration Statement, appeared immediately following the above-referenced disclosure:

Such distributions, because they reduce the adjusted tax basis of your Shares, will result in an increase in the amount of income or gain (or decrease in the amount of loss) that you recognize for tax purposes upon the disposition of your Shares or upon certain subsequent distributions in respect of such Shares. Any distributions representing a return of capital, therefore, may cause you to pay higher taxes at a later date.

The Disclosure Staff believes that this disclosure is important and requests that it be added back into the Registration Statement.

Response 1. The following disclosure will be added in the Amendment:

Such distributions, because they reduce the adjusted tax basis of a shareholder's Shares, will result in an increase in the amount of income or gain (or decrease in the amount of loss) that a shareholder will recognize for U.S. federal income tax purposes upon the disposition of such shareholder's Shares or upon certain subsequent distributions in respect of such Shares. Any distributions representing a return of capital, therefore, may result in an increase in the amount of gain (or a decrease in the amount of loss) that a shareholder will recognize for U.S. federal income tax purposes upon the disposition (or certain subsequent distribution in respect of) a shareholder's Shares.

Comment 2. To the extent the Fund would like the Disclosure Staff and Accounting Staff to review the Fund's completed fee table and expense example prior to the Fund filing the Amendment, please include them in your EDGAR correspondence responding to the comments of the Disclosure Staff and Accounting Staff on the Registration Statement.

Response 2. Please see the below completed fee table and expense example, which will be included in the Amendment:

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None	(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.02%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.50%
Incentive Fee(3)	0.32	%(4)
Interest Payments on Borrowed Funds(5)	0.09%
Other Expenses(6)	0.40%
Acquired Fund Fees and Expenses(7)	12.79%

Total Annual Expenses(8)	15.10%

Securities and Exchange Commission

July 25, 2018

(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses) and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)	The Adviser earned Incentive Fees of $1,941,578 during the period from April 1, 2017 to March 31, 2018 (see footnote 3 above), which is expressed in the table as a percentage of the Fund's average net assets for the fiscal year ended March 31, 2018 of approximately $613 million. A larger Incentive Fee is reflective of positive investment performance. See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2018 was $528,942.

(6)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2018 of approximately $613 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(7)	This calculation is based upon: (i) the fees and expenses of the Investment Funds in which the Fund is already invested (weighted by the relative amounts invested therein); and (ii) the fees and expenses of the Investment Funds in which the Fund intends to invest (weighted by the relative amounts of the anticipated net proceeds of the offering to be invested therein). Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2018 of approximately $613 million, plus anticipated net proceeds of approximately $631 million from this offering. The Adviser estimates that approximately 2.82% (as a percentage of the net assets attributable to Shares) of the 12.79% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 9.97% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(8)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

Securities and Exchange Commission

July 25, 2018

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

Example:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$158	$394	$587	$925

*	Without the sales load, the expenses would be: $141 (1 Year), $382 (3 Years), $578 (5 Years) and $924 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

Comment 3. Please explain why the expense example does not include the impact of the Incentive Fee. See Instruction 7.a. to Item 3.1. of Form N-2.

Response 3. The expense example illustrates the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return. In light of the requirement to include the Fund's Acquired Fund Fees and Expenses (12.79%) in the expense example, and the assumption of a 5% annual return, the Fund will not earn an Incentive Fee, as the Fund's net profits, by definition, are calculated net of Fund total annual expenses (15.10%). The expense example, therefore, cannot reflect the impact of the Incentive Fee.

Comment 4. Please supplementally explain why the Fund does not furnish the information required by Item 4.3 of Form N-2 with respect to its senior securities (including its bank loans). The Staff observes that the Fund's Statement of Assets and Liabilities as of March 31, 2018 shows a "loan payable" of $13,500,000. The Staff notes that the information furnished in response to Item 4.3 of Form N-2 must be audited.

Response 4. The Amendment will include the information required by Item 4.3 of Form N-2. Since its inception on March 29, 2011, the Fund has not had any senior securities outstanding as of the end of its fiscal year other than bank loans under a credit agreement the Fund has entered into and periodically renewed with State Street Bank and Trust Company. The only fiscal years in which the Fund had bank loans outstanding as of the end of its fiscal year were fiscal years ended March 31, 2015, March 31, 2017 and March 31, 2018 (as of which bank loans outstanding totaled $19,000,000, $37,500,000 and $13,500,000, respectively). The asset coverage per $1,000 of indebtedness, as required to be shown by Item 4.3 of Form N-2, for the fiscal years ended March 31, 2015, March 31, 2017 and March 31, 2018 was approximately $37,972, $17,535 and $45,651, respectively.

Securities and Exchange Commission

July 25, 2018

Comment 5. Please file the consent of the Fund's independent registered public accounting firm as an exhibit to the Amendment.

Response 5. The consent of the Fund's independent registered public accounting firm will be filed as an exhibit to the Amendment.

Annual Report

Comment 6. Going forward, please include one or more tables, charts or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories. See Instruction 6.a to Item 24 of Form N-2.

Response 6. Going forward, the Fund will include in its shareholders reports an additional table depicting the portfolio holdings of the Fund by strategy allocation (e.g., credit/income, equity hedged, multi-strategy, etc.), in accordance with Instruction 6.a to Item 24 of Form N-2.

Comment 7. The Staff observes that the Fund's Statement of Assets and Liabilities as of March 31, 2018 shows a "Management Fee payable" of $1,487,075, which exceeds the average monthly expenses for the Fund (as shown in the Fund's Statement of Operations). Please confirm how many months of accrued management fees the "Management Fee payable" represents, and the frequency with which this amount is settled.

Response 7. Fund management has advised that the "Management Fee payable" shown in the Fund's Statement of Assets of Liabilities represents two months of accrued management fees. Fund management also has advised that, in the ordinary course, management fees are settled approximately two to three months after they are accrued.

Comment 8. Please supplementally explain why the Fund's Schedule of Investments is placed after the notes to the financial statements. The Staff typically observes that registrants place the Schedule of Investments before or after the Statement of Assets and Liabilities.

Response 8. Going forward, the Fund's Schedule of Investments will be placed before or after the Statement of Assets and Liabilities.

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Securities and Exchange Commission

July 25, 2018

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik